SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

WENDY’S/ARBY’S GROUP, INC.
(Name of Subject Company)

WENDY’S/ARBY’S GROUP, INC.
(Name of Person Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

950587105
(CUSIP Number of Class of Securities)

Roland C. Smith
President and Chief Executive Officer
Wendy’s/Arby’s Group, Inc.
1155 Perimeter Center West
Atlanta, GA 30338
(678) 514-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Nils H. Okeson	Julie M. Allen, Esq.
Senior Vice President, General Counsel	Proskauer Rose LLP
and Secretary	1585 Broadway
Wendy’s/Arby’s Group, Inc.	New York, NY 10036-8299
1155 Perimeter Center West	(212) 969-3000
Atlanta, GA 30338
(678) 514-4100

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

           This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Wendy’s/Arby’s Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, relating to the tender offer commenced by Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Master Fund”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), and Trian Partners Parallel Fund II, L.P., a Delaware limited partnership (“Parallel Fund II” and collectively with Trian Onshore, Trian Master Fund and Parallel Fund I, “Purchaser”), to acquire up to a total of 40,000,000 Shares in exchange for $4.15 net per Share in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated November 6, 2008 and in the related Letter of Transmittal contained in the Schedule TO filed by Purchaser with the SEC on November 6, 2008. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

          The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

           The second bullet point under Item 4(b) of the Schedule 14D-9 entitled “Offer Price Represents a Premium to Pre-Announcement Trading Price” is hereby amended and restated in its entirety as follows:

           “Offer Price Represents a Premium to Pre-Announcement Trading Price and Recent Historical Prices. The Audit Committee considered recent and historical market prices for the Shares and noted that the Offer Price represented a premium of approximately (i) 14% over the closing price of the Shares on the New York Stock Exchange on November 4, 2008, the day before the 203 Approval was given and the Agreement was entered into, (ii) 28% over the 10 trading days immediately prior to November 3, 2008, (iii) 8.2% over the 26 trading days immediately prior to November 3, 2008 (since the consummation of the Wendy’s/Triarc merger), and (iv) 3.3% over the 30 trading days immediately prior to November 3, 2008. The Audit Committee also considered that market conditions and trends in the industry generally may affect the market price for the Shares and may cause it to either exceed or fall below the Offer Price.”

           The third bullet point under Item 4(b) of the Schedule 14D-9 entitled “Agreement” is hereby amended and supplemented by adding the following text at the end thereof:

           “The Company believes that the provisions contained in the Agreement, as summarized above, provide sufficient protection to the Company’s non-tendering stockholders such that granting the 203 Approval with respect to the Offer on the terms outlined therein, in consideration of Purchaser’s willingness to make the Offer at the Offer Price, was advisable and in the best interest of the Company and its stockholders.”

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WENDY’S/ARBY’S GROUP, INC.

	By:	/s/ Nils H. Okeson
Nils H. Okeson
Senior Vice President and General Counsel

Dated: November 20, 2008